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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                         Morton's Restaurant Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   619429 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Barry W. Florescue
                          c/o BFMA Holding Corporation
                         50 East Sample Road, Suite 400
                          Pompano Beach, Florida 33064
                                 (800) 675- 6115
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 25, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
  1)     Name of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         BFMA HOLDING CORPORATION
--------------------------------------------------------------------------------
  2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3)     SEC Use Only
--------------------------------------------------------------------------------
  4)     Source of Funds (See Instructions)
             WC
--------------------------------------------------------------------------------
  5)     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
  6)     Citizenship or Place of Organization
             DELAWARE
--------------------------------------------------------------------------------
                  7)     Sole Voting Power
                            298,500
  Number of     ----------------------------------------------------------------
   Shares         8)     Shared Voting Power
Beneficially                0
  Owned by      ----------------------------------------------------------------
    Each          9)     Sole Dispositive Power
  Reporting                 298,500
   Person       ----------------------------------------------------------------
    with         10)     Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
 11)     Aggregate Amount Beneficially Owned by Each Reporting Person
             298,500
--------------------------------------------------------------------------------
 12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
 13)     Percent of Class Represented by Amount in Row (11)
             7.2%
--------------------------------------------------------------------------------
 14)     Type of Reporting Person (See Instructions)
             CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
  1)    Name of Reporting Persons
        I.R.S. Identification No. of Above Persons (entities only)

        FLORESCUE FAMILY CORPORATION
--------------------------------------------------------------------------------
  2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3)    SEC Use Only
--------------------------------------------------------------------------------
  4)    Source of Funds (See Instructions)
            WC
--------------------------------------------------------------------------------
  5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
  6)    Citizenship or Place of Organization
            NEVADA
--------------------------------------------------------------------------------
                  7)    Sole Voting Power
                            29,100
  Number of    -----------------------------------------------------------------
   Shares         8)    Shared Voting Power
Beneficially                0
  Owned by     -----------------------------------------------------------------
    Each          9)    Sole Dispositive Power
  Reporting                 29,100
   Person      -----------------------------------------------------------------
    with         10)    Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
 11)    Aggregate Amount Beneficially Owned by Each Reporting Person
            29,100
--------------------------------------------------------------------------------
 12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
 13)    Percent of Class Represented by Amount in Row (11)
            0.7%
--------------------------------------------------------------------------------
 14)    Type of Reporting Person (See Instructions)
            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
  1)    Name of Reporting Persons
        I.R.S. Identification No. of Above Persons (entities only)

        BARRY W. FLORESCUE
--------------------------------------------------------------------------------
  2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3)    SEC Use Only
--------------------------------------------------------------------------------
  4)    Source of Funds (See Instructions)
            AF
--------------------------------------------------------------------------------
  5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
  6)    Citizenship or Place of Organization
            UNITED STATES
--------------------------------------------------------------------------------
                 7)    Sole Voting Power
                           327,600
  Number of    -----------------------------------------------------------------
   Shares        8)    Shared Voting Power
Beneficially               56,300
  Owned by     -----------------------------------------------------------------
    Each         9)    Sole Dispositive Power
  Reporting                327,600
   Person      -----------------------------------------------------------------
    with        10)    Shared Dispositive Power
                           56,300
--------------------------------------------------------------------------------
 11)    Aggregate Amount Beneficially Owned by Each Reporting Person
            383,900
--------------------------------------------------------------------------------
 12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
 13)    Percent of Class Represented by Amount in Row (11)
            9.3%
--------------------------------------------------------------------------------
 14)    Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
  1)    Name of Reporting Persons
        I.R.S. Identification No. of Above Persons (entities only)

        NED L. SIEGEL
--------------------------------------------------------------------------------
  2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3)    SEC Use Only
--------------------------------------------------------------------------------
  4)    Source of Funds (See Instructions)
            AF
--------------------------------------------------------------------------------
  5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
  6)    Citizenship or Place of Organization
            UNITED STATES
--------------------------------------------------------------------------------
                   7)    Sole Voting Power
                             0
  Number of    -----------------------------------------------------------------
   Shares          8)    Shared Voting Power
Beneficially                 56,300
  Owned by     -----------------------------------------------------------------
    Each           9)    Sole Dispositive Power
  Reporting                  0
   Person      -----------------------------------------------------------------
    with          10)    Shared Dispositive Power
                             56,300
--------------------------------------------------------------------------------
 11)    Aggregate Amount Beneficially Owned by Each Reporting Person
            56,300
--------------------------------------------------------------------------------
 12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
 13)    Percent of Class Represented by Amount in Row (11)
            1.4%
--------------------------------------------------------------------------------
 14)    Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER
        -------------------

     This Schedule 13D relates to shares of the common stock, $.01 par value per share ("Common Stock"), of Morton's Restaurant Group, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 3333 New Hyde Park Road, Suite 210, New Hyde Park, New York 11042.

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

     This Statement is being filed jointly by (i) BFMA Holding Corporation ("BFMA"), a Delaware corporation, (ii) Florescue Family Corporation, a Nevada corporation ("FFC"), (iii) Barry W. Florescue, the President, Chief Executive Officer, director and controlling shareholder of BFMA and the sole officer and director and controlling shareholder of FFC ("Florescue"), and (iv) Ned L. Siegel, the President of The Siegel Group (a privately held real estate investment company) and a director of BFMA ("Siegel"; collectively with BFMA, FFC and Florescue, the "Reporting Persons"). The principal business office and address of each of BFMA, FFC and Florescue is 50 East Sample Road, Suite 400, Pompano Beach, Florida 33064. The principal business office and address of Siegel is c/o The Siegel Group, 5000 Blue Lake Drive, Suite 150, Boca Raton, Florida 33431.

     BFMA is a holding company, whose primary operating subsidiary, Marietta Corporation ("Marietta"), is a manufacturer of guest amenities for the lodging industry and a contract packager primarily for the personal care products industry. FFC is a company whose principal business is investing in real estate and other assets. Florescue and Siegel each is a citizen of the United States. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     The information set forth below is given with respect to each of the executive officers and directors of BFMA, excluding Florescue and Siegel, such being all of the persons enumerated in Instruction C to this Statement. The first column indicates the name and business address of the person and the second column indicates the person's present principal occupation or employment and present material positions. None of the following persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Each of the following persons is a United States citizen.

                                            PRINCIPAL OCCUPATION OR
      NAME AND PRINCIPAL                       EMPLOYMENT AND
       BUSINESS ADDRESS                      MATERIAL POSITIONS
       ----------------                      ------------------

Richard A. Bloom                      Director of BFMA and Marietta
c/o Marietta Corporation              Senior Vice President of Marietta
37 Huntington Street
Cortland, New York 13045

Philip A. Shager                      Senior Vice President, Chief Financial
c/o Marietta Corporation              Officer and Treasurer  of BFMA and
37 Huntington Street                  Marietta
Cortland, New York 13045


Logan D. Delany, Jr.                  Director of BFMA
41 North Broadway                     Director of Marietta
Irvington, New York 10533-1316        President of Delany Capital Management
                                      Corp. (a privately held investment company and consulting firm)
                                      Chairman of the Board of EAD Motors, Inc.
                                      (a privately held manufacturer of electric motors)
                                      Chairman of the Board of HH Smith, Inc.
                                      (a privately held manufacturer of
                                      electrical connectors and electronic
                                      hardware)
                                      Chairman of the Board of Elinco, Inc. (a privately held manufacturer of electric motors)
                                      Director of AllVertical, Inc. (a privately held internet portal and web hosting company)

Charles W. Miersch                    Director of BFMA
2-217 Carol Simon Hall                Director of Marietta
University of Rochester               Senior Associate Dean for Corporate
Rochester, New York 14627-0102        Relations and Institutional Advancement at
                                      William E.  Simon Graduate School of
                                      Business Administration at the University of Rochester
                                      Chairman of the Board of Century Bank (a privately held federally chartered savings bank)
                                      Director of Century Financial Group (the parent of Century Bank)

                                            PRINCIPAL OCCUPATION OR
      NAME AND PRINCIPAL                       EMPLOYMENT AND
       BUSINESS ADDRESS                      MATERIAL POSITIONS
       ----------------                      ------------------

Charles I. Weissman                   Assistant Secretary and a director of BFMA
c/o Swidler Berlin Shereff            and Marietta
Friedman, LLP                         Attorney - Partner in Swidler Berlin
The Chrysler Building                 Shereff Friedman, LLP
405 Lexington Ave.
New York, New York 10174


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        -------------------------------------------------

     The funds used by BFMA to purchase the Common Stock came from the working capital of BFMA, and such funds may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The funds used by FFC to purchase the Common Stock came from the working capital of FFC, and such funds may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The funds used by Florescue and Siegel to purchase the Common Stock came from their personal funds and such funds may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

     The Reporting Persons believe that the Common Stock is currently undervalued and have acquired the Common Stock to increase their shareholder position in the Issuer. The Reporting Persons are considering various alternatives with respect to their shareholder position. Florescue has owned and controlled restaurants and restaurant properties in the past.

     The Reporting Persons reserve the right to maintain their holdings at current levels without further action or to buy or sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise to one or more purchasers.

     The Reporting Persons reserve the right to change their intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

     (a) As of the date hereof, Florescue is deemed to be the beneficial owner of 327,600 shares of Common Stock, which represents approximately 7.9% percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission), which includes 298,500 shares of Common Stock for which BFMA has sole voting power and sole dispositive power and an additional 29,100 shares of Common Stock which FFC has sole voting power and sole dispositive power. In addition, as of the date hereof, Florescue and Siegel are deemed to be the joint beneficial owners of 56,300 shares of Common Stock, which represents approximately 1.4% percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission).

         As of the date hereof, Richard A. Bloom is deemed to be the beneficial owner of 5,000 shares of Common Stock, which represents less then one percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission). Although Mr. Bloom is a director of BFMA, Mr. Bloom is not considered a part of the group which includes the Reporting Persons, and the Reporting Persons disclaim beneficial ownership of the shares owned by Mr. Bloom.

         As of the date hereof, Charles W. Miersch is deemed to be the beneficial owner of 500 shares of Common Stock, which represents less then one percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission). Although Mr. Miersch is a director of BFMA, Mr. Miersch is not considered a part of the group which includes the Reporting Persons, and the Reporting Persons disclaim beneficial ownership of the shares owned by Mr. Miersch.

     (b) As of the date hereof, Florescue has sole voting power and sole dispositive power with respect to 327,600 shares of Common Stock of the Issuer, which includes 298,500 shares of Common Stock for which BFMA has sole voting power and sole dispositive power and an additional 29,100 shares of Common Stock which FFC has sole voting power and sole dispositive power. In addition, as of the date hereof, Florescue and Siegel have joint voting power and joint dispositive power with respect to 56,300 shares of Common Stock of the Issuer.

         As of the date hereof, Richard A. Bloom has sole voting power and sole dispositive power with respect to 5,000 shares of Common Stock of the Issuer.

         As of the date hereof, Charles W. Miersch has sole voting power and sole dispositive power with respect to 500 shares of Common Stock of the Issuer.

     (c) The following table sets forth all of the transactions in Common Stock by BFMA over the past 60 days, all such transactions were open-market purchases or sales. None of FFC, Florescue, Siegel or any of the other executive officers or directors of BFMA made any transactions in Common Stock over the past 60 days.


Shares of              Purchase/Sale            Date of
Common Stock         Price Per Share ($)      Purchase/Sale
------------         -------------------      -------------
  (2,500)                  23.5000               12/06/00
   (500)                   23.1250               12/07/00
   (500)                   22.6875               12/15/00
  40,000                   21.3750               01/25/01

 2,000                    21.6875               01/25/01
90,000                    21.2500               01/26/01
 2,000                    21.4500               01/29/01
25,000                    22.1500               01/30/01
24,000                    23.1438               02/01/01
 5,000                    23.7500               02/05/01

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER
        ------------------------

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

        Exhibit A.   Agreement of Joint Filing.

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated: February 2, 2001

                                      BFMA HOLDING CORPORATION

                                      By: /s/ Barry W. Florescue
                                          --------------------------------------
                                          Name: Barry W. Florescue
                                          Title: Chief Executive Officer

                                      FLORESCUE FAMILY CORPORATION

                                      By: /s/ Barry W. Florescue
                                          --------------------------------------
                                          Name: Barry W. Florescue
                                          Title: President

                                          /s/ Barry W. Florescue
                                      ------------------------------------------
                                      Barry W. Florescue

                                          /s/ Ned L. Siegel
                                      ------------------------------------------
                                      Ned L. Siegel

                                     EXHIBIT A

                             AGREEMENT OF JOINT FILING


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Morton's Restaurant Group, Inc., and that this Agreement be included as an attachment to such filing.

     This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 2nd day of February, 2001.

                                      BFMA HOLDING CORPORATION

                                      By: /s/ Barry W. Florescue
                                          --------------------------------------
                                          Name: Barry W. Florescue
                                          Title: Chief Executive Officer

                                      FLORESCUE FAMILY CORPORATION

                                      By: /s/ Barry W. Florescue
                                          --------------------------------------
                                          Name: Barry W. Florescue
                                          Title: President

                                          /s/ Barry W. Florescue
                                      ------------------------------------------
                                              Barry W. Florescue

                                          /s/ Ned L. Siegel
                                      ------------------------------------------
                                              Ned L. Siegel